HERALD RESOURCES

RECEIVED
2007 JUN -5 A 7:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

07024083

23 May 2007

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mailstop 3628
One Station Place, NE
Washington DC 20549
USA

SUPPL

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Dairi Project Update

PROCESSED
JUN 07 2007
THOMSON
FINANCIAL

Yours faithfully

M P WRIGHT
Executive Director

Enc:

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exec\corp\asx\alldocs\commout\seccomlt.doc

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
T +61 8 9322 2788 F +61 8 9481 1669 E hrl@herald.net.au W www.herald.net.au

23 May 2007

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

Dairi Project Interests:
Herald 80%
PT Antam 20%

RE: DAIRI PROJECT UPDATE

As previously advised, the Company is awaiting forestry approval in order to proceed to full construction activity at the Dairi project. The Minister of Forestry had previously asked Commission IV, a 50-member committee of the Indonesian national parliament, to give their comments in relation to granting of the forestry approval.

Commission IV have now recommended that the Minister of Forestry consider granting forestry approval for the Project. This Commission IV recommendation will be officially presented at a parliamentary working session between Commission IV and the Minister of Forestry. The session is expected to be held in early June, at which time the Minister shall give his response.

Yours faithfully

MICHAEL P WRIGHT
Executive Director

END